Exhibit 99.2

17903 Brainsway Ltd VIF Proof 2 Yes No MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage - paid envelope provided. Please separate carefully at the perforation and return just this portion in the envelope provided. Please Sign Here Please Date Above Please Sign Here Please Date Above Authorized Signatures - This section must be completed for your instructions to be executed. Annual General Meeting of BrainsWay Ltd. to be Held on December 22, 2021 for Holders as of November 16, 2021 All votes must be received by 12:00 p.m. E.S.T. on December 17, 2021 EVENT # CLIENT # Copyright © 2021 Mediant Communications Inc. All Rights Reserved PROXY TABULATOR FOR BRAINSWAY LTD. P.O. BOX 8016 CARY, NC 27512 - 9903 Date: Annual General Meeting of BrainsWay Ltd. December 22, 2021 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only Annua l Genera l Meetin g : 1. RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, appointed as the independent auditors of the Company for the year 2021 and for an additional period until the next annual general meeting and to authorize the Board of Directors to determine their compensation for the year . 2. RESOLVED, that in compliance with the requirements of the Companies Law, 1999 , the Amended Compensation Policy for the Company’s directors and officers, in the form attached thereto as Appendix A, and as previously approved by the Board of Directors at the recommendation of the Compensation Committee, for a term of three years from approval by this General Meeting, be, and is hereby approved . 2a. Are you a controlling shareholder or do you have a personal interest in approval of proposal 2 above? (Response required for vote to be counted.) If you are not a controlling shareholder and you do not have persona l interest , pleas e mar k – NO . 3 a . RESOLVED, that Dr . David Zacut (Chairman) be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company . 3 b . RESOLVED, that Mr . Avner Hagai (Vice Chairman) be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company . 3 c . RESOLVED, that Ms . Eti Mitrany be, and hereby is, elected to hold office as adirector of the Company until the next annual general meeting of the Company . 3 d . RESOLVED, that Ms . Karen Sarid be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company . 3 e . RESOLVED, that Prof . Abraham Zangen be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company . 3 f . RESOLVED, that Mr . Yossi Ben Shalom be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company . 3 g . RESOLVED, that Mr . Avner Lushi be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company . 4 . RESOLVED, to approve an amendment to the Company’s Articles of Association by increasing the authorized share capital of the Company from NIS 2 . 4 million, consisting of 60 million Ordinary Shares, NIS 0 . 04 par value per share, to NIS 4 . 8 million, consisting of 120 million Ordinary Shares, NIS 0 . 04 par value per share . For Against Abstain For Against Abstain

17903 Brainsway Ltd VIF Proof 2 BrainsWay Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. E.S.T. on December 14, 2021) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of BrainsWay Ltd . (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business on November 16 , 2021 at the Annual General Meeting of the Company, to be held on December 22 , 2021 at 3 : 00 p . m . (Israel time) , at the offices of the Company, 19 Hartum Street, Bynet Building, 3 rd Fl, Har HaHotzvim, Jerusalem, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side . NOTE: 1. Please direct the Depositary how it is to vote by placing “X” in the appropriate box opposite each agenda item . 2. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the deposited Shares other than in accordance with instructions given by Owners and received by the Depositary or as provided in the following sentence . 3. If no instructions are received by the Depositary from an Owner with respect to a matter and a number of American Depositary Shares of that Owner on or before the Instruction Cutoff Date, and the Depositary has received from the Company, by the business day following the Instruction Cutoff Date, a written confirmation that, as of the Instruction Cutoff Date, the Company wishes a proxy to be given under this sentence, the Company reasonably does not know of any substantial opposition to the matter and the matter is not materially adverse to the interests of shareholders ; then, the Depositary shall deem that Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to that matter and the number of deposited Shares represented by that number of American Depositary Shares and the Depositary shall give a discretionary proxy to a person designated by the Company to vote that number of deposited Shares as to that matter . (Continued and to be marked, dated and signed, on the other side) PROXY TABULATOR FOR BRAINSWAY LTD. P.O. Box 8016 CARY, NC 27512 - 9903